VINCI

04046242

Rueil, novemberr 09, 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

RECEIVED
2004 NOV 17 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci selected to negotiate the concession contract for the A19 motorway in France;
- Vinci Park to provide operational support to Bouwfonds for the creation of a car park property investment fund ;
- A public-private partnership for Vinci in Romania ;
- Consolidated net sales at 30 September 2004.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

dlw 11/23

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 844 317 140 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806

VINCI

Rueil-Malmaison, 14 October 2004

VINCI SELECTED TO NEGOTIATE THE CONCESSION CONTRACT FOR THE A19 MOTORWAY BETWEEN ARTENAY AND COURTENAY, FRANCE

VINCI has been selected to negotiate the concession contract covering the design, construction, financing and operation of the A19 motorway, which will link Artenay and Courtenay by 2009.

The French ministry of infrastructure, transport, regional development, tourism and the sea has selected the consortium formed by VINCI to negotiate the concession contract for the A19 motorway between two towns south of Paris: Artenay and Courtenay.

Arcour, the concession holder and a subsidiary of VINCI Concessions, will be responsible for project management and financing within the framework of a 65-year contract.

The design and construction will be carried out by a joint venture comprising VINCI subsidiaries: Eurovia, VINCI Construction Grands Projets, Sogea Construction and GTM Construction. The roadworks component is worth €609 million, and includes 101 km of motorway, a viaduct over the Loing and standard road infrastructure.

The motorway will be operated by Cofiroute, a VINCI subsidiary and the leading private motorway concession company in France (900 km under concession).

In line with the business model applied by VINCI for many years, the proposal was developed jointly by several subsidiaries who, by exploiting the synergies between them, were able to submit extremely competitive solutions.

The A19 is one of the government's 35 top priority transport infrastructure projects. It will run from the A10, which is already operated by Cofiroute, to the A77, A5 and A6, providing a link between the Atlantic coast and the south and east of France. The A19 will thus complete the motorway network that is essential for the economic development of the central region of the country.

Signature of the concession contract is expected at the beginning of 2005, which would lead to the new motorway being opened in 2009.

Press contact: Pierre Coppey
Tel: +33 1 47 16 30 07
Fax.: +33 1 47 16 33 88
e-mail: pcoppey@vinci.com

VINCI PARK

bouwfonds asset management

Nanterre, 14 October 2004

PRESS RELEASE

VINCI Park to provide operational support to Bouwfonds for the creation of a car park property investment fund

Bouwfonds Asset Management will launch the European Real Estate Parking Fund early next year with the operational support of VINCI Park. Bouwfonds Asset Management will be the founder partner and manager of the fund, which will focus on investments in prime European car parks. VINCI Park will operate the parking facilities on a non-exclusive basis. The fund will be structured for international institutional investors seeking solid and sustainable returns. It will have a €300 million investment budget and will consider the acquisition of existing car parks owned by operators such as VINCI Park, as well as new facilities to be built.

During recent years, under the impetus of VINCI Park, customer service standards in the car park management business have been raised, giving operators greater opportunities to add value to investments. The business now offers a sound return on investment and low dependence on economic cycles, making it particularly attractive to investors.

Bouwfonds Asset Management is the result of a strategic partnership between Bouwfonds and ABN AMRO aimed at establishing and managing investment funds in the real estate sector. The funds are characterised by the ownership of exceptional assets and unique financing structures, managed by specialist teams. Bouwfonds is one of the leading property companies in Europe.

VINCI Park, Europe's leading car park operator, is present in 12 countries and manages around 800,000 parking spaces worldwide. The company has become the benchmark for its sector by implementing a strong brand policy, giving priority to service quality and offering innovative solutions tailored to each city's needs. This policy has increased VINCI Park's business volume, expanded its customer base and strengthened its partnerships with concession companies.

VINCI Park is a division of VINCI, world leader in concessions, construction and associated services.

Press contacts:
VINCI
Pierre Coppey
Tel: +33 1 47 16 30 07
pcoppey@vinci.com

Bouwfonds Asset Management
Jean Klijnen
Tel: +31 33 750 4730
am@ bouwfonds.nl

Rueil-Malmaison, 18 October 2004

Press release

A public-private partnership for VINCI in Romania

During the visit to Romania of Jean-Pierre Raffarin, the French Prime Minister, VINCI – the construction, concessions and related services company – initialled a public-private partnership (PPP) contract for the design, construction, financing and maintenance for 25 years of a 36 km section of a mountain motorway between Comarnic and Predeal.

Antoine Zacharias, Chairman and CEO of VINCI, and Miron Tudor Mitrea, Romania's Minister for Transport, Construction and Tourism, initialled a public-private partnership contract on Monday, 18 October, in the presence of France's Prime Minister, Jean-Pierre Raffarin, and Romania's Prime Minister, Adrian Nastase.

The contract covers the design, construction, financing, operation and maintenance of a 36 km section of motorway between Comarnic and Predeal. The partnership is for 30 years: five years for engineering studies and construction work, and 25 years for operation. The motorway route, which is in a very popular tourist area in the mountains, includes 37 bridges. In addition, there are four tunnels, of which one is 2.7 km long, to ensure the road blends better into its environment.

The section will help develop motorway traffic north of Bucharest, in an extension of the Pan-European Corridor IV road network (Berlin/Nuremberg–Prague–Budapest–Constanza/Thessaloniki/Istanbul).

The start-up of the work, worth €480 million excluding financing and operation, is subject to the raising of the financing needed to complete the project. The concession company can move ahead on this task now that the contract has been initialled. The financing will for the most part be made up of project-related debt without recourse to the shareholders of the concession company: VINCI Concessions and VINCI Construction Grands Projets (which will be in charge of the construction work).

VINCI, which has been operating in Romania since 1994 through its specialised civil engineering subsidiary, Freyssinet, has been strengthening its presence since 2000 by supporting French companies seeking to develop business there. VINCI

has, for instance, built the headquarters of Société Générale's Romanian subsidiary and a shopping centre including a Carrefour hypermarket and a mall. VINCI's net sales in Romania in 2003 amounted to €24 million; the company's total net sales in Central and Eastern Europe in 2003 exceeded €1 billion.

Romania, which was granted Europe's "functioning market economy" status last week and is expected to become a member of the European Union in 2007, adopted legislation providing for public-private partnerships in 2002.

In public-private partnerships, private operators are made responsible for the design, construction, financing and operation of public infrastructure in exchange for tolls or, as in this project, payments associated with the infrastructure's availability.

Through its many concessions contracts, VINCI has acquired recognised expertise in the development of public-private partnership operations. Recent examples of the successful application of its know-how in this area include a €63 million PPP contract for three prisons in Chile signed at the beginning of 2004, a €295 million contract for the modernisation of 43 schools in Germany signed in June 2004, and selection as prospective concession company for the A19 motorway in France a few days ago.

Press contact: Pierre Coppey
Tel: +33 1 47 16 30 08
Fax: +33 1 47 16 33 88
This press release is available in French, English and German
on VINCI's website: www.vinci.com

Rueil Malmaison, 4 November 2004

CONSOLIDATED NET SALES AT 30 SEPTEMBER 2004

- **Consolidated net sales up 6.3% at end September**
- **Strong growth in construction in France**
- **High order backlog**
- **Good outlook for 2004 confirmed**

VINCI's net sales for the first nine months of the year amounted to €14.2 billion, up 6.3% on an actual basis over the same period in 2003 *(5.8% on a like-for-like basis and at constant exchange rates).*

After the very good first-half performance, which benefited from a favourable comparison with the previous first half due to the relative weakness of the beginning of 2003, business remained brisk in the third quarter 2004. Net sales increased 5.5% over the quarter on an actual basis *(4.2% on a like-for-like basis and at constant exchange rates).*

Growth was driven by business **in France**, where net sales amounted to €8.8 billion, an increase of almost 10% on an actual basis (*8.8% on a like-for-like basis*) and represented 62% of total VINCI net sales. Business was particularly brisk in construction, which posted net sales growth of nearly 15% for the quarter.

Outside France, net sales rose slightly to €5.4 billion *(0.9% on an actual basis; 1.2% on a like-for-like basis).* As in the first half, the good performance of subsidiaries in the various business lines offset the decline in major projects.

With an order backlog of €13.9 billion, representing almost 10 months of average net sales and an increase of more than 15% over the year, **the business outlook** for the rest of 2004 and the new year remains very good.

Breakdown by business line

Concessions: €1,462 million (+2.3% actual; +3.8% like-for-like)

Cofiroute's net sales for the first nine months amounted to €667 million, up 4.6%. Toll receipts rose 4% to €652 million, including 1.1% due to traffic growth on a stable motorway network *(0.9% for light vehicles; 2.4% for heavy vehicles*), 0.6% to network extensions and 2.3% to toll increases. Although there was a slight decline in light vehicle traffic during the summer, heavy vehicle traffic continued its upward trend.

VINCI Park's net sales dropped slightly to €355 million due to the sale of non-strategic assets. On a like-for-like basis, sales increased 0.7%, the unfavourable impact of some old contracts coming to an end being entirely offset by organic growth and new contracts won, principally outside Paris.

Other infrastructure concessions showed a positive trend, with a very satisfactory start to operation of the Rion-Antirion bridge in Greece, and a continued improvement in traffic on the Chillan–Collipulli motorway in Chile.

In the airport sector, the economic climate remained difficult, especially for ground handling services. Despite this and the impact of the depreciation of the dollar, VINCI Airports maintained the level of its net sales at €365 million, representing a 5% increase on a like-for-like basis and at constant exchange rates.

Energy: €2,387 million (+3.9% actual; +1.6% like-for-like)

In France, VINCI Energies generated net sales of €1.7 billion, up 3.5%. This figure includes the impact of some ten acquisitions aimed at enhancing the company's market coverage and expertise. On a constant consolidation basis, there was 1.5% growth in net sales.

Following the good performance posted for the first half, business declined in the third quarter, reflecting a wait-and-see attitude in industry-related segments combined with an unfavourable comparison with the third quarter of 2003, which benefited from strong business in telecommunications infrastructure.

In international markets, net sales rose 5% including the effects of external growth, principally the first consolidation of GFA, a fire protection company in Germany.

On a like-for-like basis, net sales increased about 2%. The good performance achieved by most European subsidiaries offset the programmed fall in net sales achieved by TMS due to its restructuring. Excluding TMS, VINCI Energies' net sales outside France increased 7.7% *(3.7% on a like-for-like basis*).

Roads: €4,174 million (+6.4% actual; +6.2% like-for-like)

In France, Eurovia generated total net sales of €2.4 billion, up 9.2% *(8.3% on a constant consolidation basis*).

Following a first half that benefited from favourable weather conditions and despite the effects of a less favourable comparison with the third quarter of 2003, business remained brisk with 4.4% growth over the quarter *(3.9% on a like-for like basis).* The growth was due in particular to the full effects of new tramway system projects under way in Grenoble, Lyons and Clermont Ferrand, as well as increased quarry business.

Outside France, net sales amounted to almost €1.8 billion, representing growth of around 3% on an actual basis *(3.3% on a constant consolidation and exchange rate basis*).

The slowdown in the pace of growth compared with the first half is – as in France – due to good weather conditions at the beginning of the year and a less favourable comparison with the exceptional third quarter of 2003. It is also attributable to a decline in business in the USA caused by the hurricanes in Florida in September.

Business remained brisk in the UK, where the market is driven by long-term road maintenance contracts, as well as in the Czech Republic and Canada.

Construction: €6,104 million (+7% actual; +6.7% like-for-like)

In France, VINCI Construction's total net sales rose almost 14% *(12.6% on a constant consolidation basis)* to €3.5 billion.

The Sogea Construction and GTM Construction networks of local business units continued to generate strong growth all over France, extending the trend observed during several quarters. Sales were high in both building, which benefited in particular from a dynamic special purpose segment (healthcare, teaching and sports facilities) and public works, where the economic climate is driven by motorway and railway infrastructure investment programmes.

Outside France, total net sales were virtually flat at €2.6 billion *(-0.7% on an actual basis; -0.3% on a constant consolidation and exchange rate basis).*

Sales did, however, grow in the third quarter *(1.9% on a like-for-like basis)* due in particular to the good performance of maintenance business in Germany and building in the UK. Central and Eastern European subsidiaries continued to benefit from the development of infrastructure in the region (the M7 motorway in Hungary, for instance).

Lastly, SKE SSI in the US was sold in August, having contributed net sales of €17 million in the third quarter of 2003.

Press contact: Pierre Coppey
Tel: +33 1 47 16 35 41 / Fax: +33 1 47 16 33 88
Email: pcoppey@vinci.com
This press release is available in French, English and German
on VINCI's website: www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 837,970,390 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 30 SEPTEMBER 2004

(in millions of euros)

		30 September 2004	30 September 2003	Variation 2004/2003 actual	Variation 2004/2003 like-for-like
Concessions and services	1st quarter	444.0	423.5	4.8%	6.3%
	2nd quarter	492.9	486.5	1.3%	3.2%
	3rd quarter	524.7	518.8	1.1%	2.2%
		1,461.6	**1,428.7**	**2.3%**	**3.8%**
Energy	1st quarter	749.3	706.1	6.1%	4.5%
	2nd quarter	846.8	787.1	7.6%	4.8%
	3rd quarter	790.4	802.9	(1.6%)	(4.3%)
		2,386.5	**2,296.2**	**3.9%**	**1.6%**
Roads	1st quarter	999.9	916.4	9.1%	13.2%
	2nd quarter	1,531.2	1,412.3	8.4%	7.7%
	3rd quarter	1,642.8	1,592.8	3.1%	0.9%
		4,173.9	**3,921.5**	**6.4%**	**6.2%**
Construction	1st quarter	1,815.4	1,730.3	4.9%	5.6%
	2nd quarter	2,165.5	2,028.5	6.8%	6.0%
	3rd quarter	2,122.6	1,945.6	9.1%	8.4%
		6,103.5	**5,704.3**	**7.0%**	**6.7%**
Miscellaneous and double counts		99.0	34.2		
Total	1st quarter	**4,045.7**	**3,775.5**	**7.2%**	**8.3%**
	2nd quarter	**5,039.9**	**4,739.0**	**6.3%**	**5.6%**
	3rd quarter	**5,138.9**	**4,870.3**	**5.5%**	**4.2%**
		14,224.4	**13,384.8**	**6.3%**	**5.8%**
<u>Of which France</u>					
Concessions and services		1,111.2	1,072.4	3.6%	3.6%
Energy		1,695.6	1,638.1	3.5%	1.5%
Roads		2,420.0	2,216.2	9.2%	8.3%
Construction		3,491.3	3,073.6	13.6%	12.6%
Miscellaneous and double counts		130.1	54.6		
Total		**8,848.2**	**8,054.9**	**9.8%**	**8.8%**
<u>Of which outside France</u>					
Concessions and services		350.4	356.3	(1.6%)	4.3%
Energy		690.9	658.0	5.0%	1.8%
Roads		1,753.9	1,705.3	2.9%	3.3%
Construction		2,612.2	2,630.8	(0.7%)	(0.3%)
Miscellaneous and double counts		(31.1)	(20.4)		
Total		**5,376.3**	**5,329.9**	**0.9%**	**1.2%**